APPLICATION  FOR  DEREGISTRATION



                                UNITED  STATES
                      SECURITIES  AND  EXCHANGE  COMMISSION
                           WASHINGTON,  D.C.  20549

                                  FORM  N-8F

                     Application  pursuant  to  Section  8(f)
                 of  the  Investment  Company  Act  of  1940  ("Act")
                           and  Rule  8f-1  thereunder
                       for  Order  Declaring  that  Company
                    Has  Ceased  to  be  an  Investment  Company.


I.   GENERAL  IDENTIFYING  INFORMATION

1.   Reason  fund  is  applying  to  deregister:

            [X]  Merger

            [  ]  Liquidation

            [  ]  Abandonment  of  Registration

            [  ]  Election  of  status  as  a  Business  Development  Company

2.   Name  of  fund:

            Calvert  New  World  Fund,  Inc.

3.   Securities  and  Exchange  Commission  File  No.:

            811-8924

4.   Is  this  an  initial  Form  N-8F  or  an  amendment  to a previously filed
     Form  N-8F?

            [X]  Initial  Application            [  ]  Amendment

5.   Address  of  Principal  Executive  Office

            4550  Montgomery  Avenue  Suite  1000N
            Bethesda,  Maryland  20814

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

            Susan  Walker  Bender
            Calvert  Group,  Ltd.
            4550  Montgomery  Avenue
            Suite  1000N
            Bethesda,  MD  20814
            Tel.  (301)  951-4881

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act:


            The records held in accordance with rules 31a-1 and 31a-2 are kept by the Subadviser and the transfer agent:

            Subadviser:                   Transfer  Agent:

            Calvert  Asset  Management    National  Financial
              Company,  Inc.                Data  Services,  Inc.
            4550  Montgomery  Avenue      330  West  9th  Street
            Suite  1000N                  Kansas  City,  Missouri  64105
            Bethesda,  MD  20814          Tel.  (816)843-8719
            Tel.  (301)  951-4800

8.   Classification  of  fund:

            [X]  Management  Company

            [  ]  Unit  investment  trust

            [  ]  Face-amount  certificate  company

9.   Sub-classification  if  the  fund  is  a  management  company:

            [X]  Open-end            [  ]  Closed-end

10.  State  law  under  which  the  fund  was  organized  or  formed:

            Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisors have been terminated:

            Investment  Adviser:

            Calvert-Sloan  Advisers,  L.L.C.
            4550  Montgomery  Avenue  Suite  1000N
            Bethesda,  MD  20814

            Sub-Adviser:

            Calvert  Asset  Management  Company,  Inc.
            4550  Montgomery  Avenue  Suite  1000N
            Bethesda,  MD  20814

            New  Africa  Advisers
            103  West  Main  Street
            Durham,  NC  27701-3638


12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

            Calvert  Distributors,  Inc.
            4550  Montgomery  Avenue  Suite  1000N
            Bethesda,  MD  20814

13.  If  the  fund  is  a  unit  investment  trust  ("UIT")  provide:

     (a) Depositor's  name(s)  and  address(es):

            Not  applicable.

     (b) Trustee's  name(s)  and  address(es):

            Not  applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund?

            [  ]  Yes            [X]  No

     If  Yes,  for  each  UIT  state:

            Name(s):

            File  No.:  811-

            Business  Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X]  Yes            [  ]  No

         If  Yes,  state  the  date  on  which  the  board  vote  took  place:

            December  7,  2000.

         If  No,  explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X]  Yes            [  ]  No

         If  Yes,  state  the  date  on  which  the shareholder vote took place:

           March  29,  2001.

         If  No,  explain:


II.  DISTRIBUTIONS  TO  SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            [X]  Yes            [  ]  No

     (a) If  Yes,  list the date(s) on which the fund made those distributions:


            March  29,  2001  -  Distribution  of the shares which were received from Calvert South Africa Fund, in return for the sale of all or substantially all of Applicant's assets.

     (b) Were  the  distributions  made  on  the  basis  of  net  assets?

            [X]  Yes            [  ]  No

     (c) Were  the  distributions  made  pro  rata  based  on  share ownership?

            [X]  Yes            [  ]  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

                  Not  applicable.

     (e) Liquidations  only:            Not  applicable.

         Were  any  distributions  to  shareholders  made  in  kind?

            [  ]  Yes            [  ]  No

         If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end  funds  only:             Not  Applicable.

     Has  the  fund  issued  senior  securities?

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders::

18.  Has  the  fund  distributed  all  of its assets to the fund's shareholders?

            [X]  Yes            [  ]  No

     If  No,

            (a) How  many  shareholders  does the fund have as of the date this form  is  filed?

            (b) Describe  the  relationship  of  each  remaining shareholder to the  fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

            [  ]  Yes            [X]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS  AND  LIABILITIES

20.  Does  the  fund  have  any  assets  as  of  the  date  this  form is filed?

            [  ]  Yes            [X]  No

     If  Yes,

        (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

        (b) Why  has  the  fund  retained  the  remaining  assets?

        (c) Will  the  remaining  assets  be  invested  in  securities?

            [  ]  Yes            [  ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

            [X]  Yes            [  ]  No

     If  Yes,

        (a) Describe  the  type  and  amount  of  each debt or other liability:

            The Applicant incurred liabilities of $4,138.67 resulting from its reorganization. A more detailed recitation appears in Item
            22. To its knowledge, Applicant has no other debts or liabilities outstanding as of the date of this application.

        (b) How does the fund intend to pay these outstanding debts or other liabilities?

            All expenses of the Applicant incurred in connection with its reorganization have been or will be borne by Calvert South Africa Fund.

IV.  INFORMATION  ABOUT  EVENT(S)  LEADING  TO  REQUEST  FOR  DEREGISTRATION

22.  (a) List  the  expenses  incurred  in  connection  with  the  Merger  or
         Liquidation:

            (i)   Legal  expenses:                          $0.00

            (ii)  Accounting  expenses:                     $0.00

            (iii) Other  expenses  (list  and
                  identify  separately):
                     State  delisting  fees             $  480.00
                     Printing:                          $2,400.30
                     Mailing:                           $1,258.37

            (iv)  Total  expenses  (sum  of
                  lines  (i)  -  (iii)  above):         $4,138.67

     (b)  How  were  those  expenses  allocated?

            All  expenses  of  the  Applicant were borne by Calvert South Africa
            Fund.

     (c)  How  did  the  fund  pay  for  unamortized  expenses  (if  any)?

            Not  Applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

            [  ]  Yes            [X]  No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.  CONCLUSION  OF  FUND  BUSINESS

24.  Is  the  fund  a  party  to  any  litigation  or administrative proceeding?

           [  ]  Yes            [X]  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          [  ]  Yes            [X]  No

      If  Yes,  describe  the  nature  and  extent  of  those  activities:

VI.      MERGERS  ONLY

26.  (a) State  the  name  of  the  fund  surviving  the  Merger:

            Calvert  Impact  Fund,  Inc.

     (b) State the Investment Company Act file number of the fund surviving the Merger:

            811-10045

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

            Agreement and Plan of Reorganization filed as an exhibit to Calvert Impact Fund, Inc. Registration Statement:

               Form:          N-14
               File  Nos.:    333-52292  and  811-10045
               Filing  Date:  January  23,  2001

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

            Not  Applicable.


                          VERIFICATION

The  undersigned  states  that:

  (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Calvert New World Fund, Inc.,

 (ii)   he  is  the  Secretary and Vice President  of Calvert New World Fund,
        Inc., and

(iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.




          /s/  William  M.  Tartikoff                            May  17,  2001
          ----------------------------                      --------------------
               William  M.  Tartikoff                            Date
               Secretary and Vice  President